CARL N. DUNCAN, ESQ., LLC
ATTORNEY AT LAW
cduncan@cnduncanlaw.com

5718 Tanglewood Drive (301) 263-0200
Bethesda, Maryland  20817      Fax (301) 576-5193

October 22, 2010

Sebastian Gomez Abero, Staff Attorney
U.S. Securities and Exchange Commission
1000 F Street, N.E. (Mail Stop 4720)
Washington, D.C. 20549

Re:          Phyhealth Corporation
Amendment No. 4 to Registration Statement on Form S-1
File No. 333-163076

Dear Mr. Abero:

This firm has acted as securities counsel for Phyhealth Corporation (the “Registrant”), a Delaware corporation, generally since June 2007 and specifically in connection with the regi-stration under the Securities Act of 1933, as amended, of the Series A Convertible Preferred, Series B Convertible Preferred and the underlying shares of common stock of par value $0.0001 per share, being spun-off pursuant to the Registration Statement to shareholders of Physicians Healthcare Management Group, Inc., the parent of Registrant.  Such Shares are described in the Registration Statement filed November 13, 2009 on Form S-1 with the Securities and Exchange Commission under the Securities Act of 1933 and as amended December 13, 2009 via Pre-Effective Amendment No. 1; Pre-Effective Amendment No. 2 filed May 17, 2010; Pre-Effective Amendment No. 3 filed July 13, 2010; and Pre-Effective Amendment No. 4 (the “Registration Statement”) proposed to be distributed by the Registrant pursuant to the referenced Registration Statement, as outlined in the paragraph following.

In response to the Staff’s current October 1, 2010 comment letter (the “current comment letter”), we hereby file this response to the Staff’s comments.  The Staff has permitted the Company to file on EDGAR this Response Letter (and those of August 10 and September 21, 2010) on a pre-filing review basis.  Please note that this Response Letter (being filed today on EDGAR as Correspondence) relates to Pre-Effective Amendment 4 proposed to be filed on EDGAR following your pre-filing review.

This Pre-Effective Amendment No. 4 will reflect cumulative changes since P.E. No. 3 was filed July 13, 2010.  This letter responds to the comments in the indicated order in the current comment letter relating to P.E. No. 3 following your recent pre-filing review.

For the convenience of the Staff, we have reproduced the Staff’s comments from the current comment letter in Italics.  The responses to those current comments immediately follow the reproduced Staff comments. We have attached the pages affected by Comments 1 and 2, those materials to be filed (assuming the Staff has no further comments) in the forthcoming P.E. No. 4 to be filed (as will the material contract requested in Comment 3 but not sought in this pre-filing “package”).

Sebastian Gomez Abero, Staff Attorney
U.S. Securities and Exchange Commission

October 22, 2010

Financial Statements
Physicians Healthcare Management Group, Inc. Six Months Ended June 30, 2010 and 2009

1.	We note your response to prior comment one. Please label the comparable financial statements for the fiscal year ended December 31, 2009 as restated.

Response to Comment 1:  We have adjusted the June 30, 2010 and 2009 financial statements.

1.
We note your response to prior comments one and two. As you may be aware, Bruce Palmer, the former CEO of AccessKey, was indicted on September 21, 2010 by a Federal Grand Jury, United States District Court Southern District of Florida. The indictment charges Bruce Palmer with manipulating and artificially increasing the trading volume and price of AccessKey's stock. Given this information, please tell us if you believe you are still able to rely on the historical price and volume trading information and if you believe your current valuation of your note receivable, the warrants, and the common stock of AccessKey is appropriate and if so, how you came to this conclusion. If you can no longer rely on the information. tell us your consideration to restate the value of these investments for prior periods

Response to Comment 2:  In evaluating the circumstance and the value of the assets in the December 31, 2009 and June 30, 2010 consolidated financial statements management considered the following facts in the circumstances:

•	The charges have not yet been proven and may in fact be dismissed.
•
If the alleged activities did in fact take place, based in our discussions with the Company, we believe that it could not have reasonably known of the offenses.  The change in asset value, if any, would not be a correction of an error, but a change in estimate which would be most appropriately adjusted in the consolidated financial statements subsequent to the discovery.

•
The reporting of the event did not appear to have any significant impact on the stock price. On the day of the announcement, the price was unchanged until the very close of the market. The price has been relatively unchanged since the event.

•
The discount rate of 55% used in valuing the securities when recording the AccessKey assets was very conservative by asset valuation standards and could still be considered accurately stated even if the trading volumes and price were reduced for the alleged artificially inflated values.

Given these considerations, management believes that no adjustment is appropriate for the consolidated financial statements presented in the registration statement.  However, to ensure full disclosure, a subsequent event footnote has been added to the June 30, 2010 financial statements.

Sebastian Gomez Abero, Staff Attorney
U.S. Securities and Exchange Commission

October 22, 2010

2.	Please file a copy of the agreement with NextPath Partners, LLC as an exhibit to your registration statement.

Response to Comment 2:  The NextPath Partners, LLC agreement is being  filed as Exhibit 10.24.
___________

Upon completion of the review, we trust all comments will have been satisfied and the Staff can advise us that the Company’s Registration Statement can be declared effective at a mutually convenient time, hopefully on or before November 1, 2010, the latter date permitting coordination of such timing with FINRA as to effective date of the spin off. To that end, we are prepared to file a Rule 461Request for Acceleration to coordinate such date of effectiveness the middle of  next week. Thank you for your assistance and prompt review of these materials.  I will call you next week to coordinate any remaining issues with the Staff.

Sincerely,

/s/ Carl N. Duncan, Esq.
CARL N. DUNCAN, ESQ.

Enclosure:  June 30 Financials Exhibit Proposed To Be Filed as Part of P.E. No. 4

cc:  Robert Trinka
       Scott Moore